     As filed with the Securities and Exchange Commission on August 6, 1999





                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               FOR THE TRANSITION PERIOD FROM ________ TO ________

                             COMMISSION FILE NUMBER:  000-23962

                               BUDGET GROUP, INC.
                                SAVINGSPLUS PLAN
                                125 BASIN STREET
                                    SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
                        (Full Title and Address of Plan)

                               BUDGET GROUP, INC.
                                125 BASIN STREET
                                    SUITE 210
                          DAYTONA BEACH, FLORIDA 32114
               (Name of Issuer of Securities held Pursuant to Plan
                 and Address of its Principal Executive Office)

                              REQUIRED INFORMATION


The following financial statements for the Budget Group, Inc. SavingsPlus Plan are included herein:

1. An audited statement of net assets available for benefits as of the end of each of the latest two fiscal years of the plan.

2. An audited statement of changes in net assets available for benefits for the latest fiscal year of the plan.

                                INDEX TO EXHIBITS


Exhibit No.                Description
-----------                -----------

23.1                       Consent of Arthur Andersen LLP

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Budget Group, Inc., as administrator of the Budget Group, Inc. SavingsPlus Plan has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     BUDGET GROUP, INC. SAVINGSPLUS PLAN


                                     By: BUDGET GROUP, INC.

                                     By: /s/ Thomas L. Kram
                                         -----------------------------
                                         Thomas L. Kram
                                         Vice President and Controller


                                     Date: August 5, 1999

                      BUDGET GROUP, INC. SAVINGSPLUS PLAN

                      FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 1998 AND 1997,
                      TOGETHER WITH REPORT OF INDEPENDENT
                      CERTIFIED PUBLIC ACCOUNTANTS

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To Budget Group, Inc.:

We have audited the accompanying statements of net assets available for benefits of Budget Group, Inc. SavingsPlus Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment (Schedule I) and loans in default (Schedule III) as of December 31, 1998, and reportable transactions (Schedule II) for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP

Orlando, Florida,
July 9, 1999

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1998 AND 1997

                             ASSETS                   1998          1997
                             ------                   ----          ----
INVESTMENTS (Note 2)
  At fair value:
     Vanguard U.S. Growth Portfolio               $         --     $26,363,612
     Washington Mutual Fund                         29,673,025              --
     Balanced Funds                                      1,054      10,357,631
     Income Fund of America                         19,993,724              --
     Bond Funds                                      5,114,309       4,471,013
     Money Market Funds                              1,310,959       9,738,435
     Franklin Money Market Fund                     10,832,975              --
     Employer Stock                                  1,932,296         533,680
     Index Funds                                       178,272       5,728,680
     Fidelity Growth Opportunities                   3,000,623              --
     Alliance Premier Growth Fund                   12,534,447              --
     International Funds                             2,328,816         432,519
     Kemper Technology Fund                                 --         936,572
     Small Cap Funds                                 3,282,290         721,305
     Kemper Income and Capital Preservation Fund            --         101,605
     Loan Fund                                       5,566,746       4,508,170
     Retirement Fund
       BNY Hamilton Equity Income Fund                      --       7,164,658
       BNY Hamilton Intermediate Government Fund            --       5,874,545
     Neuberger & Berman Genesis Trust Fund           1,809,930              --
     Fixed Account Funds                               984,749              --
     Legacy Fund                                       371,332              --
     Crossroads Fund                                   759,365              --
     Growth & Income Fund                            1,986,831              --
     Ascent Fund                                       853,210              --
     AIM Ltd. Mat. Fund                                  5,510              --
     U.S. Stock Account Fund                           548,451              --
     Medium Co. Value Account Fund                      13,316              --
     Medium Co. Blend Account Fund                      23,831              --
     Small Co. Blend Account Fund                       27,528              --
     Other Investment Account Fund                      18,015              --
     Collective Short-Term Investment Fund             262,814         131,977
                                                  ------------     -----------
                   Total Investments               103,414,418      77,064,402

DUE FROM BROKER                                             --           2,029

PARTICIPANTS CONTRIBUTIONS RECEIVABLE                  799,841         395,122

CONTRIBUTIONS RECEIVABLE FROM BUDGET 401K
  AND PROFIT SHARING PLAN                              222,242              --

EMPLOYER CONTRIBUTION RECEIVABLE                       218,349       3,558,188

INTEREST RECEIVABLE                                     37,671          27,301
                                                  ------------     -----------
                      Total Assets                 104,692,521      81,047,042
                                                  ------------     -----------

                          LIABILITIES
                          -----------


ACCRUED EXPENSES                                         1,050           1,800
                                                  ------------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                 $104,691,471     $81,045,242
                                                  ============     ===========


        The accompanying notes are an integral part of these statements.

                      BUDGET GROUP, INC. SAVINGSPLUS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

          WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1998



                                                                                     Participant directed
                                                              -----------------------------------------------------------------
                                                                 Vanguard      Washington                            Income
                                                                U.S. Growth      Mutual              Balanced        Fund of
           Description                                           Portfolio        Fund                Funds          America
-------------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
          appreciation (depreciation) in
          fair value of investments                           $1,407,623     $ 3,871,234          $  169,970        $   741,694
      Dividends and interest                                          --         504,502                  --          1,001,647
   Contributions:
      Participants                                               151,306       1,931,147              68,578            769,314
      Employer (net of utilized forfeitures)                          --         848,554                  --           (350,242)
      Rollovers                                                   10,347          24,924                  --              6,230
      Transfer from merged plans                                      --         328,945               1,054             11,102
                                                               ----------------------------------------------------------------
  Total additions                                              1,569,276       7,509,306             239,602          2,179,745
                                                               ----------------------------------------------------------------
TRANSFERS (FROM) TO OTHER INVESTMENT OPTIONS,
      including participant loan transactions                (27,615,866)     24,982,221         (10,360,451)        19,906,226

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants                             (316,399)     (2,813,097)           (235,514)        (2,090,087)
      Administrative and investment expenses (Note 3)               (623)         (5,405)               (214)            (2,160)
                                                               ----------------------------------------------------------------
  Total deductions                                              (317,022)     (2,818,502)           (235,728)        (2,092,247)
                                                               ----------------------------------------------------------------

NET INCREASE (DECREASE)                                      (26,363,612)     29,673,025         (10,356,577)        19,993,724

NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                                        26,363,612              --          10,357,631                 --
-------------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                              $        --    $29,673,025          $    1,054        $19,993,724
===============================================================================================================================



                                                                                Participant directed
                                                  -------------------------------------------------------------------------
                                                                                          Franklin
                                                    Bond           Money Market         Money Market
             Description                            Funds             Funds                Funds             Employer Stock
---------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
          appreciation (depreciation)
          in fair value
          of investments                           $  (98,828)          $       --         $       --            $ (755,197)
      Dividends and interest                          325,704               56,319            440,992                 1,887
   Contributions:
      Participants                                    535,841               68,009            816,774               205,783
      Employer (net of utilized forfeitures)          246,945                   --            427,582             1,298,370
      Rollovers                                         5,371                   --             15,948                28,269
      Transfer from merged plans                      166,639            1,309,689            109,090                24,472
                                                    -----------------------------------------------------------------------
  Total additions                                   1,181,672            1,434,017          1,810,386               803,584
                                                    -----------------------------------------------------------------------
TRANSFERS (FROM) TO OTHER INVESTMENT OPTIONS,
      including participant loan transactions         (58,588)          (9,752,022)        10,362,461               659,053

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants                  (478,066)            (109,026)        (1,336,452)              (63,896)
      Administrative and investment expenses
        (Note 3)                                       (1,722)                (445)            (3,420)                 (125)
                                                     ----------------------------------------------------------------------
Total deductions                                     (479,788)            (109,471)        (1,339,872)              (64,021)
                                                     ----------------------------------------------------------------------

NET INCREASE (DECREASE)                               643,296           (8,427,476)        10,832,975             1,398,616


NET ASSETS AVAILABLE FOR BENEFITS,
    beginning of year                               4,471,013            9,738,435                 --               533,680
---------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                   $5,114,309           $1,310,959        $10,832,975            $1,932,296
===========================================================================================================================


                      BUDGET GROUP, INC. SAVINGSPLUS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

          WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                  Participant directed
                                                      ----------------------------------------------------------------------------
                                                                                        Alliance
                                                                        Fidelity         Premier                          Kemper
                                                         Index           Growth          Growth        International    Technology
             Description                                 Funds        Opportunities       Fund             Funds           Fund
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
          appreciation (depreciation)
          in fair value of investments               $  185,755        $       --     $ 3,080,847     $  (154,688)       $   61,834
      Dividends and interest                                 --                --           4,022          46,421                --
   Contributions:
      Participants                                       42,291                --         914,793         222,223            10,832
      Employer (net of utilized forfeitures)                 --                --         317,101          62,801                --
      Rollovers                                              --                --          36,824           3,226                --
      Transfer from merged plans                        178,272         3,000,623          31,324       1,071,186                --
                                                     ------------------------------------------------------------------------------
  Total additions                                       406,318         3,000,623       4,384,911       1,251,169            72,666
                                                     ------------------------------------------------------------------------------

TRANSFERS (FROM) TO OTHER INVESTMENT OPTIONS,
      including participant loan transactions        (5,905,282)               --       8,861,650         707,161        (1,006,756)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants                     (51,158)               --        (710,105)        (61,735)           (2,397)
      Administrative and investment expenses (Note 3)      (286)               --          (2,009)           (298)              (85)
                                                    -------------------------------------------------------------------------------

  Total deductions                                      (51,444)               --        (712,114)        (62,033)           (2,482)
                                                    -------------------------------------------------------------------------------

NET INCREASE (DECREASE)                              (5,550,408)        3,000,623      12,534,447       1,896,297          (936,572)

NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                                5,728,680                --              --         432,519           936,572
-----------------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                     $  178,272        $3,000,623     $12,534,447      $2,328,816        $       --
===================================================================================================================================




                                                               Participant directed
                                                      ------------------------------------
                                                                      Kemper Income and
                                                      Small Cap      Capital Preservation      Loan       Retirement
             Description                                Funds                Fund              Fund          Fund
---------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
          appreciation (depreciation)
          in fair value of investments               $ (109,446)      $    172             $       --     $    79,594
      Dividends and interest                             21,944            652                346,735          35,084
   Contributions:
      Participants                                      486,372          1,441                     --              --
      Employer (net of utilized forfeitures)            137,665             --                     --              --
      Rollovers                                          17,513             --                     --              --
      Transfer from merged plans                        212,456             --                742,549              --
                                                     ----------------------------------------------------------------
  Total additions                                       766,504          2,265             $1,089,284         114,678
                                                     ----------------------------------------------------------------

TRANSFERS (FROM) TO OTHER INVESTMENT OPTIONS,
      including participant loan transactions         2,015,206       (103,819)               360,591     (13,048,984)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants                    (220,108)           (51)              (391,299)       (104,897)
      Administrative and investment expenses (Note 3)      (617)            --                     --              --
                                                     ----------------------------------------------------------------
  Total deductions                                     (220,725)           (51)              (391,299)       (104,897)
                                                     ----------------------------------------------------------------

NET INCREASE (DECREASE)                               2,560,985       (101,605)             1,058,576     (13,039,203)

NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                                  721,305        101,605              4,508,170      13,039,203
---------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                     $3,282,290       $     --             $5,566,746     $        --
=====================================================================================================================


                      BUDGET GROUP, INC. SAVINGSPLUS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

          WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                  Participant directed
                                                       ----------------------------------------------------------------------------

                                                         Neuberger &
                                                       Berman Genesis  Fixed Account        Legacy     Crossroads    Growth & Income
             Description                                  Trust Fund         Funds           Fund         Fund           Fund
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
          appreciation (depreciation) in fair value
          of investments                                $       --     $       --           $     --       $     --      $       --
      Dividends and interest                                    --             --                 --             --              --
   Contributions:
      Participants                                              --             --                 --             --              --
      Employer (net of utilized forfeitures)                    --             --                 --             --              --
      Rollovers                                                 --             --                 --             --              --
      Transfer from merged plans                         1,809,930        984,749            371,332        759,365       1,986,831
                                                        ---------------------------------------------------------------------------
  Total additions                                        1,809,930        984,749            371,332        759,365       1,986,831
                                                        ---------------------------------------------------------------------------
TRANSFERS (FROM) TO OTHER INVESTMENT OPTIONS,
     including participant loan transactions                    --             --                 --             --              --

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                              --             --                 --             --              --
     Administrative and investment expenses (Note 3)            --             --                 --             --              --
                                                        ---------------------------------------------------------------------------
  Total deductions                                              --             --                 --             --              --
                                                        ---------------------------------------------------------------------------

NET INCREASE (DECREASE)                                  1,809,930        984,749            371,332        759,365       1,986,831

NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                                          --             --                 --             --              --
-----------------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                        $1,809,930     $  984,749           $371,332       $759,365      $1,986,831
===================================================================================================================================




                                                                                 Participant directed
                                                       ----------------------------------------------------------------------------

                                                                          AIM             U.S.               Medium Co.
                                                       Ascent          Ltd. Mat.      Stock Account        Value Account
             Description                                Fund             Fund             Fund                 Fund
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
          appreciation (depreciation) in fair value
          of investments                               $     --        $     --       $         --          $      --
      Dividends and interest                                 --              38                 --                 --
   Contributions:
      Participants                                           --              --                 --                 --
      Employer (net of utilized forfeitures)                 --              --                 --                 --
      Rollovers                                              --              --                 --                 --
      Transfer from merged plans                        853,210           5,472            548,451             13,316
                                                       ----------------------------------------------------------------------------
  Total additions                                       853,210           5,510            548,451             13,316
                                                       ----------------------------------------------------------------------------

TRANSFERS (FROM) TO OTHER INVESTMENT OPTIONS,
      including participant loan transactions                --              --                 --                 --

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants                          --              --                 --                 --
      Administrative and investment expenses (Note 3)        --              --                 --                 --
                                                       ----------------------------------------------------------------------------
  Total deductions                                           --              --                 --                 --
                                                       ----------------------------------------------------------------------------

NET INCREASE (DECREASE)                                 853,210           5,510            548,451             13,316

NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                                       --              --                 --                 --
-----------------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                       $853,210        $  5,510       $    548,451          $  13,316
===================================================================================================================================

                      BUDGET GROUP, INC. SAVINGSPLUS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

          WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                        Participant directed
                                                        -----------------------------------------------------

                                                         Medium Co.      Small Co.             Other
                                                       Blend Account   Blend Account     Investment Account
             Description                                    Fund             Fund              Fund             Other
--------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
          appreciation (depreciation) in
          fair value of investments                    $    --         $    --           $    --                $        --
      Dividends and interest                                --              --                --                     27,815
   Contributions:
      Participants                                          --              --                --                    722,704
      Employer (net of utilized forfeitures)                --              --                --                 (3,321,418)
      Rollovers                                             --              --                --                         --
      Transfer from merged plans                        23,831          27,528            18,015                         --
                                                        -------------------------------------------------------------------
  Total additions                                       23,831          27,528            18,015                 (2,570,899)
                                                        -------------------------------------------------------------------
TRANSFERS (FROM) TO OTHER INVESTMENT OPTIONS,
      including participant loan transactions               --              --                --                     (2,801)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants                         --              --                --                         --
      Administrative and investment expenses (Note 3)       --              --                --                        750
                                                        -------------------------------------------------------------------
  Total deductions                                          --              --                --                        750
                                                        -------------------------------------------------------------------

NET INCREASE (DECREASE)                                 23,831          27,528             18,015                (2,572,950)

NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                                      --              --                 --                 4,112,817
---------------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                       $23,831         $27,528            $18,015                $1,539,867
===========================================================================================================================





             Description                                        Total
------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net realized and unrealized
          appreciation (depreciation) in
          fair value of investments                         $ 8,480,564
      Dividends and interest                                  2,813,762
   Contributions:
      Participants                                            6,947,408
      Employer (net of utilized forfeitures)                   (332,642)
      Rollovers                                                 148,652
      Transfer from merged plans                             14,589,431
                                                            ------------
  Total additions                                            32,647,175
                                                            ------------
TRANSFERS (FROM) TO OTHER INVESTMENT OPTIONS,
      including participant loan transactions                        --

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Benefits paid to participants                          (8,984,287)
      Administrative and investment expenses (Note 3)           (16,659)
                                                             -----------
  Total deductions                                           (9,000,946)
                                                             -----------

NET INCREASE (DECREASE)                                      23,646,229

NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                                       81,045,242
------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                           $104,691,471
========================================================================


         The accompanying notes are an integral part of this statement.

                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

1.     PLAN DESCRIPTION:

The following description of the Budget Group, Inc. SavingsPlus Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a tax deferred savings plan under Section 401(k) of the Internal Revenue Code (IRC). Substantially all non-union employees of Budget Group, Inc. (the Employer or Budget) who have completed at least 1,000 hours of service are eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 30, 1998, Team Rental Group, Inc. employees were allowed to enter the Plan.

During the fourth quarter 1998, the following plans were effectively merged into the Plan: the Arizona Rent-A-Car Systems, Inc. Employees' 401(k) and Profit Sharing Plan, the Budget Rent-A-Car of St. Louis 401(k) Plan, the Cruise America, Inc. 401(k) Plan, and the Ryder TRS, Inc. 401(k) Retirement Savings Plan (the Merged Plans). The participants in these Merged Plans became eligible to participate in the Plan in the fourth quarter 1998 and first quarter 1999.

Contributions and Plan Options

Participants may contribute up to a maximum of 15 percent of their base pay on a pretax basis and up to 10 percent of their after-tax pay. Contributions are also limited by certain statutory requirements.

Budget matches 50 percent on the first 2 percent of the employee's compensation contributed and 25 percent on the next 2 percent of the employee's compensation contributed. The nondiscretionary match is allocated to the Employer Stock.

Additional amounts may be contributed at the option of the Company's Board of Directors. The discretionary contribution for 1998 and 1997 was $0 and $3,251,000, respectively. The Plan allows employees to self direct the discretionary contribution. The Plan allocates the discretionary contribution based on employee's compensation under the permitted disparity limit in accordance with the IRC section 401(l).

Due to an administrative error a portion of the participant contributions of the Plan were remitted to the Budget 401K and Profit Sharing Plan (Budget 401K Plan) during the year ended December 31, 1998, and have been recorded as a receivable from the Budget 401K Plan in the Statements of Net Assets Available for Benefits as of December 31, 1998. On September 30, 1999, Budget plans to complete a merger of the Budget 401K Plan into the Plan upon which this error would be corrected.

In 1997, participants were able to choose among the following investment options: Vanguard U.S. Growth Portfolio, Brinson Partners U.S. Balanced Fund, Vanguard Bond Index Fund, Fidelity Money Market Fund, Employer Stock, Dreyfus S&P 500 Index Fund, Kemper International Fund, Kemper Technology Fund, Kemper-Dreman Small Cap Value Fund, Kemper Income and Capital Preservation Fund and the Retirement Fund. At December 31, 1998, the investment fund options available to Plan participants include Franklin Money Market Fund, Bond Fund of America, Income Fund of America, Washington Mutual Fund, Alliance Premier Growth Fund, Franklin Small Cap Growth Fund, Templeton Foreign Fund and Employer Stock. The additional investment fund options disclosed on the accompanying Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits represent former investment fund options of the Ryder Plan, the Arizona Plan and the St. Louis Plan, which were frozen and merged into the Plan during the year ended December 31, 1998.

Individual investment options with less than 5 percent of the Plan's total net assets have been combined with investment options having similar investment objectives. The Bond Funds include the following funds: Bond Fund of America and the Bond & Mortgage Account Fund. The Money Market Funds include the following funds: Series Money Market Fund, AIM Cash Reserves Fund and Money Market Account Fund. The International Funds include the following funds: Templeton Foreign Fund and the International Stock Account Fund. The Fixed Account Funds include the following funds: Fixed Account Fund and the Guaranteed Interest Account Fund.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings and losses thereon. Vesting in Budget's matching contributions and earnings and losses thereon occurs over a period of five years of service at the rate of 40 percent after two full years and 20 percent for each year thereafter.

Vesting in the employer discretionary contributions plus earnings and losses thereon occurs upon completion of five 1,000-hour calendar years of service with the Employer. All calendar years of service will be considered in calculating vesting, provided participants worked at least 1,000 hours in those years.

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Employer contributions or to pay plan expenses. Such forfeitures utilized totaled $1,623,251 for the year ended December 31, 1998 and were netted against Employer contributions on the Statement of Changes in Net Assets Available for Benefits. Forfeited nonvested accounts totaled $69,105 and $1,245,006 at December 31, 1998 and 1997, respectively, and were held within the Income Fund of America.

Benefit Payments

On termination of service due to death, disability, retirement or termination, a participant shall receive a lump-sum amount equal to the value of the participant's vested account balance, as defined in the Plan.


Participant Loans

Participants may borrow from their vested accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loans shall bear interest at a rate that is commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. A loan is repayable over a period not extending beyond five years, unless such loan is used to acquire a principal residence of the participant. Interest rates range from 6.0 percent to
11.5 percent for loans outstanding at December 31, 1998.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to terminate the Plan at any time. In the event of plan termination, participants will become 100 percent vested in their accounts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The Plan holds investments in registered investment companies and in pooled separate accounts. Plan investments in registered investment companies are carried at fair market value as determined by quoted market prices. Plan investments in the pooled separate accounts are reported at fair market value as determined by Aetna. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The fair value of the Budget Group, Inc. stock at December 31, 1998 and 1997 was $1,922,002 and $533,680, respectively.

The majority of the Fixed Account Fund was invested in a common collective trust fund, which invested in U.S. Government Securities, bonds, real estate and money market accounts. The investments in the fund in the accompanying financial statements were carried at fair value. The crediting interest rate on the fund was guaranteed and was 5.6 percent at December 31, 1998.

Benefits Paid

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 1997 Statement of Net Assets Available for Benefits have been reclassified to conform with the current year presentation.

3.       ADMINISTRATIVE EXPENSES:

Substantially all administrative and investment expenses are paid by the Plan, except for the participant Loan Fund in which investment expenses are paid by the participants.

 4.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                              1998                1997
                                                           -----------         ----------
       Net assets available for plan benefits per the
           financial statements                           $104,691,471        $81,045,242
       Benefits payable                                       (424,866)           (54,004)
                                                          ------------        -----------
                      Net assets available for plan
                         benefits per the Form 5500       $104,266,605        $80,991,238
                                                          ============        ===========


The following is a reconciliation of benefits paid to participants for the year ended December 31, 1998, per the financial statements to the Form 5500:

                                                                                                Amount
                                                                                                ------
       Benefits paid to participants for financial reporting purposes                       $ 8,984,287
       Add: Benefits payable at December 31, 1998                                               424,866
       Less: Benefits payable at December 31, 1997                                              (54,004)
                                                                                            -----------
                      Benefits paid to participants per the Form 5500                       $ 9,355,149
                                                                                            ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

5.     INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated on September 3, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.    RELATED PARTY TRANSACTIONS:

The BNY Hamilton Equity Income Fund, BNY Hamilton Intermediate Government Fund and Collective Short-Term Investment Fund are managed by the trustee, Bank of New York Company, Inc., a party-in-interest.

7.    SUPPLEMENTAL SCHEDULES:

The accompanying schedules of assets held for investment, reportable transactions and loans in default are included as required schedules under ERISA.

                                                                      SCHEDULE I
                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT

                             AS OF DECEMBER 31, 1998



 Identity of Issue, Borrower, Lessor or
            Similar Party                               Description of Investment                 Cost        Fair Value
---------------------------------------           ---------------------------------------      ----------     ----------
The American Funds Group                          Washington Mutual Fund                       $28,277,067   $ 29,673,025

The American Funds Group                          Income Fund of America                        20,609,708     19,993,724

The American Funds Group                          Bond Fund of America                           5,133,581      5,006,347

Franklin Templeton                                Franklin Money Market Fund                    10,832,975     10,832,975

Alliance Group                                    Alliance Premier Growth Fund                   9,826,648     12,534,447

Franklin Templeton                                Templeton Foreign Fund                         2,680,178      2,302,681

Franklin Templeton                                Franklin Small Cap Growth Fund                 3,354,726      3,282,290

Bank of New York Company, Inc.                    Collective Short-Term Investment Fund*           262,814        262,814

Aetna Life Insurance and Annuity Company          Fidelity Growth Opportunities                  2,653,584      3,000,623

Aetna Life Insurance and Annuity Company          Neuberger & Berman Genesis Trust Fund          2,013,435      1,809,930

Aetna Life Insurance and Annuity Company          Fixed Account Fund                               819,217        823,505

Aetna Life Insurance and Annuity Company          Series Money Market Fund                       1,061,978      1,092,392

Aetna Life Insurance and Annuity Company          Legacy Fund                                      367,559        371,332

Aetna Life Insurance and Annuity Company          Crossroads Fund                                  781,971        759,365

Aetna Life Insurance and Annuity Company          Series Growth & Income Fund                    1,914,060      1,986,831

Aetna Life Insurance and Annuity Company          Ascent Fund                                      883,538        853,210

AIM Management Group                              AIM Ltd. Mat. Fund                                 5,449          5,510

AIM Management Group                              AIM Cash Reserves Fund                           153,760        153,760

The Principal Financial Group                     Guaranteed Interest Account Fund                 161,244        161,244

The Principal Financial Group                     Money Market Account Fund                         64,807         64,807

The Principal Financial Group                     Bond & Mortgage Account Fund                      77,021        107,962

The Principal Financial Group                     Stock Emphasis Balanced Account Fund                 682          1,054

The Principal Financial Group                     Stock Index 500 Account Fund                     134,897        178,272

The Principal Financial Group                     U.S. Stock Account Fund                          259,353        548,451

The Principal Financial Group                     Medium Co. Value Account Fund                     12,375         13,316

The Principal Financial Group                     Medium Co. Blend Account Fund                     21,148         23,831

The Principal Financial Group                     Small Co. Blend Account Fund                      29,937         27,528

The Principal Financial Group                     International Stock Account Fund                  20,871         26,135

The Principal Financial Group                     Other Investment Account Fund                     25,789         18,015
                                                                                                             ------------
                  Total mutual and money market funds                                                          95,915,376
                                                                                                             ------------
Budget Group, Inc.                                Employer Stock*                                2,549,108      1,932,296

Participant Loan Fund                             Interest rates ranging from 6.0
                                                       percent to 11.5 percent, maximum
                                                       of five years to maturity, except
                                                       for loans used to acquire the
                                                       principal residence of the
                                                       participant*                              5,566,746      5,566,746
                                                                                                             ------------
                  Total assets held for investment                                                           $103,414,418
                                                                                                             ============

*Represents a party-in-interest (Note 6).

           The preceding notes are an integral part of this schedule.

                                                                     SCHEDULE II
                       BUDGET GROUP, INC. SAVINGSPLUS PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


Transactions or series of transactions in excess of
5 percent of the fair value of plan assets at the                                Sales                        Realized
beginning of the year                                             Purchases      Cost         Proceeds      gains/(losses)
-----------------------------------------------------             ---------     -------       --------      --------------
Purchases:
     Washington Mutual Fund                                      $33,675,280
     Vanguard U.S. Growth Portfolio                                  197,092
     Income Fund of America                                       26,628,434
     Brinson Partners U.S. Balanced Fund                             191,955
     Bond Fund of America                                          7,039,404
     Vanguard Bond Index Fund                                        198,972
     Franklin Money Market Fund                                   14,452,141
     Fidelity Money Market Fund                                      623,392
     Alliance Premier Growth Fund                                 11,317,085
     Dreyfus S&P 500 Index Fund                                      188,070
     Franklin Small Cap Growth Fund                                4,157,089
     BNY Hamilton Equity Income Fund*                                  8,103
     BNY Hamilton Intermediate Government Fund*                       29,430
     Collective Short-Term Investment Fund*                       22,746,121

Sales:
     Washington Mutual Fund                                                     $ 5,695,579   $ 8,124,266   $2,428,687
     Vanguard U.S. Growth Portfolio                                              18,749,823    27,968,327    9,218,504
     Income Fund of America                                                       6,018,726     7,376,404    1,357,678
     Brinson Partners U.S. Balanced Fund                                          9,821,766    10,719,557      897,791
     Bond Fund of America                                                         1,959,995     1,961,949        1,954
     Vanguard Bond Index Fund                                                     4,543,944     4,695,710      151,766
     Franklin Money Market Fund                                                   3,619,166     3,619,166            -
     Fidelity Money Market Fund                                                  10,361,827    10,361,827            -
     Alliance Premier Growth Fund                                                 1,492,876     1,865,715      372,839
     Dreyfus S&P 500 Index Fund                                                   4,706,750     6,102,504    1,395,754
     Franklin Small Cap Growth Fund                                               1,015,224       935,618      (79,606)
     BNY Hamilton Equity Income Fund*                                             6,659,021     7,222,682      563,661
     BNY Hamilton Intermediate Government Fund*                                   5,734,992     5,933,648      198,656
     Collective Short-Term Investment Fund*                                      22,429,017    22,429,017            -



*Represents a party-in-interest (Note 6).

           The preceding notes are an integral part of this schedule.

                                                                   SCHEDULE III


                     BUDGET GROUP, INC. SAVINGSPLUS PLAN
                         SCHEDULE OF LOANS IN DEFAULT
                            AS OF DECEMBER 31, 1998

                   Original            Amount
Identity            Amount         Received During
of Obligor         Of Loans           Year(a)               Detailed Description of Loan        Amount Overdue(a)
----------        ---------       -----------------         ----------------------------        -----------------
Various plan      $ 872,595        $ 220,149                Issued from February 28, 1993       $ 467,997
participants*                                               through November 20, 1998;
                                                            interest rates ranging from
                                                            6.0% to 10.5%

(a) Amount includes principal and interest
 *  Represents a party-in-interest (Note 6)

          The preceding notes are an integral part of this schedule.